Filed by Satellogic Inc.

(Commission File No.: 333-258764)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Additional subject companies:

CF Acquisition Corp. V

(Commission File No. 001-39953)

ANALYST DAY NOVEMBER 2021 1

LEGAL DISCLAIMER Disclaimers and Other Important Information This presentation (this “Presentation”) was prepared solely by, and is being provided by, Nettar Group Inc. (“Satellogic” or the “Company”) for informational purposes only. This Presentation relates to a proposed business combination between Satellogic and CF Acquisition Corp. V (“CF V”) and related transactions (the “Proposed Business Combination”). By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below.    This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Proposed Business Combination, or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. This Presentation is subject to updating, completion, revision, verification and further amendment. Neither Satellogic nor its affiliates has authorized anyone to provide interested parties with additional or different information. No securities regulatory authority has expressed an opinion about the securities related to the Proposed Business Combination, and it is an offense to claim otherwise. To the fullest extent permitted by law, in no circumstances will Satellogic or any of its subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Satellogic or its representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Satellogic or the Proposed Business Combination. Recipients of this Presentation should each make their own evaluation of Satellogic and the Proposed Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward-Looking Statements Legend This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the services offered by Satellogic and the markets in which it operates (including future market opportunities), Satellogic’s projected future results, future financial condition, the Proposed Business Combination, including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination and performance and expected financial impacts of the Proposed Business Combination (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Business Combination, the PIPE offering related to the Proposed Business Combination (the “PIPE Offering”) and the level of redemptions of CF V’s public stockholders. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including, but not limited to: (i) the risk that the Proposed Business Combination and PIPE Offering may not be completed in a timely manner or at all, which may adversely affect the price of CF V’s securities, (ii) the risk that the Proposed Business Combination may not be completed by CF V’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CF V, (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the business combination agreement by the shareholders of CF V and the satisfaction of the minimum trust account amount following redemptions by CF V’s public shareholders, (iv) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement, (vi) the effect of the Proposed Business Combination on Satellogic’s business relationships, performance, and business generally, (vii) risks that the Proposed Business Combination disrupts current plans of Satellogic and potential difficulties in Satellogic employee retention as a result of the Proposed Business Combination, (viii) the outcome of any legal proceedings that may be instituted against Satellogic or against CF V related to the transaction agreement or the Proposed Business Combination, (ix) the ability to maintain the listing of CF V’s or list or maintain the listing of the securities of the post-combination entity (the “Combined Entity”) on The Nasdaq Stock Market LLC, (x) the price of CF V’s or the Combined Entity’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Satellogic operates or plans to operate, variations in performance across competitors, changes in laws and regulations affecting Satellogic’s business and changes in the Combined Entity’s capital structure, (xi) the ability of Satellogic to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Satellogic operates, (xiii) the risk that Satellogic and its current and future collaborators are unable to successfully develop and commercialize Satellogic’s products or services, or experience significant delays in doing so, (xiv) the risk that Satellogic may never achieve or sustain profitability; (xv) the risk that Satellogic may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xvi) the risk that the Combined Entity experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Satellogic’s products and services, and (xix) the risk that Satellogic is unable to secure or protect its intellectual property. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement (as defined below), and other documents filed by CF V and/or PubCo, from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Satellogic gives no assurance that either Satellogic or the Combined Entity will achieve its expectations. Use of Projections This Presentation contains projected financial information with respect to Satellogic. Such projected financial information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Any “pro forma” financial data included herein has not been prepared in accordance with Article 11 of Regulation S-X of the SEC, is presented for informational purposes only and may differ materially from the Regulation S-X compliant pro forma financial statements of Satellogic for the year ended December 31, 2020 and the six months ended June 30, 2021 included in the Registration Statement. CONFIDENTIAL 2

LEGAL DISCLAIMER (CONT’D) Financial Information; Non-GAAP Financial Terms Some of the projected financial information and data contained in this Presentation, such as Adjusted EBITDA, free cash flow and related measures, has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”) or international financial reporting standards (“IFRS”). Satellogic believes these non-GAAP/non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Satellogic’s financial condition and results of operations. Satellogic’s management uses these non-GAAP/ non-IFRS measures for trend analyses and for budgeting and planning purposes. Satellogic believes that the use of these non-GAAP/non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Satellogic’s financial measures with other similar companies, many of which present similar non-GAAP/non-IFRS financial measures to investors. Management of Satellogic does not consider these non-GAAP/non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with GAAP/IFRS. The principal limitation of these non-GAAP/non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Satellogic’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP/non-IFRS financial measures. You should review Satellogic’s audited financial statements, which are presented in the proxy statement/prospectus contained in the Registration Statement, and not rely on any single financial measure to evaluate Satellogic’s business. A reconciliation of projected non-GAAP/non-IFRS financial measures in this Presentation to the most directly comparable IFRS financial measures is not included, because, without unreasonable effort, Satellogic is unable to predict with reasonable certainty the amount or timing of non-GAAP/non-IFRS adjustments that are used to calculate these non-GAAP/non-IFRS financial measures. Industry and Market Data This Presentation has been prepared solely by Satellogic and includes market data and other statistical information from third-party industry publications and sources as well as from research reports prepared for other purposes. Although Satellogic believes these third-party sources are reliable as of their respective dates, neither Satellogic nor any of its affiliates has independently verified the accuracy or completeness of this information and cannot assure you of the data’s accuracy or completeness. Some data is also based on Satellogic’s good faith estimates, which are derived from both internal sources and the third-party sources described above. None of Satellogic, its affiliates, nor their respective directors, officers, employees, members, partners, stockholders or agents make any representation or warranty with respect to the accuracy of such information. Trademarks and Intellectual Property All trademarks, service marks, and trade names of CF V or Satellogic or their respective affiliates used herein are trademarks, service marks, or registered trade names of CF V or Satellogic, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/ or intellectual property of their respective owners, and their use is not alone intended to, and does not alone imply, a relationship with CF V or Satellogic, or an endorsement or sponsorship by or of CF V or Satellogic. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that CF V, Satellogic or the applicable rights owner will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Additional Information and Where to Find It This Presentation relates to the Proposed Business Combination. This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Satellogic Inc., a newly created entity (“PubCo”) through which the Proposed Business Combination will be consummated, filed a registration statement on Form F-4, which registration statement has been declared effective by the SEC (the “Registration Statement”). The Registration Statement contains a proxy statement/prospectus which serves as a proxy statement of CF V, which has been sent to all CF V stockholders, and a prospectus of PubCo. CF V and/or PubCo will also file other documents regarding the Proposed Business Combination with the SEC. A consent solicitation has also been sent to all holders of Satellogic securities. Before making any voting decision, investors and security holders of CF V and Satellogic should read the proxy statement/prospectus or consent solicitation, as applicable, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CF V and/or PubCo through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by CF V and/or PubCo may be obtained by written request to Satellogic at Satellogic USA, Inc., 210 Delburg St., Davidson, NC 28036. Participants in Solicitation CF V and Satellogic and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CF V’s stockholders in connection with the Proposed Business Combination. Information about CF V’s directors and executive officers and their ownership of CF V’s securities is set forth in CF V’s filings with the SEC. To the extent that holdings of CF V’s securities have changed since the amounts printed in CF V’s proxy statement, such changes have been or may be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the Proposed Business Combination. You may obtain free copies of these documents as described in the preceding paragraph. CONFIDENTIAL 3

AGENDA Introduction Competitive Advantages Market Opportunity Recent Announcements Financial Targets / Valuation Q&A CONFIDENTIAL 4

CONFIDENTIAL 5 COMPANY REPRESENTATIVES GUEST SPEAKERS EMILIANO KARGIEMAN CEO & Founder RICK DUNN CFO MATT TIRMAN President, Satellogic North America RYAN DRIVER VP, Corporate Development MAJ. GEN. (Retired) CLINT CROSIER Director, Aerospace and Satellite Solutions at Amazon Web Services JIM HOLLIS Co-Founder and COO, Geothermal Technologies; CEO, Wireless Seismic MAJ. GEN. (Retired) ROBERT E. WHEELER Former Deputy Department of Defense CIO for C4 & Information Capabilities SHYAM SANKAR COO, Palantir

CONFIDENTIAL 6 CEO & Founder 25+ years building technology and technology companies Co founded Core Security Technologies: developed the first automated penetration testing software, has worked with clients such as Apple, Cisco, Homeland Security, NSA, NASA and Lockheed Martin Co founded GarageLab, a problem solving laboratory based on an innovative multidisciplinary approach involving science, technology, art and business Co founded and served as Managing Director of venture capital firm Aconcagua Ventures: invested in high tech startups to develop them as global businesses EMILIANO KARGIEMAN

In an increasingly complex and volatile world, being prepared for the challenges of tomorrow requires a new way to look 7

SATELLOGIC’S MISSION IS TO BE THE INFORMATION PLATFORM SOLVING EARTH’S GREATEST CHALLENGE FOOD SUPPLY ENERGY SUPPLY WATER SUPPLY CLIMATE CHANGE IMMIGRATION Crop detection, Infrastructure and Watershed monitoring, Planetary health Border control, maturity and health, production monitoring water quality assessment, monitoring, natural monitoring migration yield prediction, supply for O&G and renewables, reservoir levels, green disasters and associated routes chain management smart-cities infrastructure economic impact Solving them requires data that is: Global Detailed Up-to-date Accessible Reliable CONFIDENTIAL 8

THE CURRENT CATEGORY IS BROKEN Terrestrial methods of obtaining Earth Observation Earth Observation satellite data has had limited imagery have a number of critical shortcomings commercial applicability to date DEFENSE & INTELLIGENCE OTHER SMALL SATELLITES LONG LEAD HIGH CANNOT CANNOT MANUALLY HIGH LIMITED LOW NO TIMES COST SCALE PROVIDE A OPERATED COST CAPACITY RESOLUTION REMAPPING GLOBAL SOLUTION CAPABILITIES SATELLOGIC IS THE SOLUTION CONFIDENTIAL 9

SATELLOGIC IS FOCUSED ON SOLVING THE HIGH COST AND TECHNOLOGICAL CONSTRAINTS OF EARTH OBSERVATION Resolution Sub-Meter Frequency Daily Pricing Dynamic CONFIDENTIAL 10

FOUNDED IN 2010, COMMERCIAL IN 2017, FIRST CUSTOMER IN 2018 Signed first Approved to launch Announced commercial with Arianespace merger with contract (July 2019) and CF Acquisition SpaceX (Dec 2019) Corp. V Secured Satellogic First Design Completed dedicated Signed first DSC was founded prototype patent manufacturing launches Contract tested granted facility contract 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Launched 13 With SpaceX, Launched Launched commercial launched Launched Launched Launched one two satellites four first and first two commercial commercial (NewSat 6-18), commercial second prototype full satellites satellite satellites Including first satellites prototypes with camera (NewSat 1&2) (NewSat 3) (NewSat 4&5) dedicated launch (NewSat 19-22) CONFIDENTIAL 11

RECENT HIGHLIGHTS SINCE JULY 2021 SATELLOGIC NORTH AMERICA HIGH THROUGHPUT FACILITY SALES AND BOOKINGS $56mm1 5 NEW BOARD MEMBERS2 SAAS PLATFORM (BETA) COLLABORATION 1 Backlog: signed contracts pending product and service delivery 2 New Board members to be elected CONFIDENTIAL 12

SATELLOGIC IS CREATING A SEARCHABLE EARTH1 GLOBAL DAILY UPDATED CATALOG REMAPPING OF OF EVERYTHING EVERY SQFT ON EARTH With the ability to provide additional layers of insight… Object Identification Scene Classification Predictive Models Change Tracking Driving better decision-making across industries to unlock a $140Bn+ TAM2 1 Based on full constellation of 300 satellites 2 Source: Euroconsult CONFIDENTIAL 13

PROVIDING INDUSTRY-LEADING, HIGH-QUALITY PRODUCTS AT UNMATCHED PRICING MULTISPECTRAL IMAGERY HYPERSPECTRAL IMAGERY FULL-MOTION VIDEO CONFIDENTIAL 14

Cardon Refinery, Venezuela Image captured by NewSat-16

Cumbre Vieja Volcano Eruption, La Palma, Spain Image captured by NewSat-13

SCALING OUR CONSTELLATION 2021 2025+ 17 COMMERCIAL SATELLITES 300+ SATELLITES IN ORBIT Proven Technology in Orbit: Daily Remaps of the Planet <1-meter resolution Multispectral Fully-Automated Platform 25-meter resolution Hyperspectral Improved Capabilities Full Motion Video CONFIDENTIAL 17

PATENTED OPTICAL
TECHNOLOGY
GIVES SATELLOGIC 10x
ADVANTAGE IN CAPTURE CAPACITY
Satellogic is the only Barcelona, Spain Louisiana, USA company able to deliver: Multispectral Imaging Sub-meter Resolution +
Hyperspectral Imaging Multispectral Camera Dusting for fingerprints <1-m Resolution
Hyperspectral Camera from outer space Hosted Payload Bay 29-band, 25-m Resolution +
Experimental and commercial sensors Full-Motion Video Up to 60 seconds over a GRANTED PATENTS PENDING APPLICATIONS
GRANTED UTILITY MODEL specific target 15 45 1 CONTINUOUS CAPTURE DAILY CAPACITY (km2) 680,000 1 29,040 2 26,667 3 300,000+ Source:
Satellogic internal analysis based on publicly disclosed information and management estimates
1 https://directory.eoportal.org
/web/eoportal/satellite-
missions/v-w-x-y-z/worldview-4 2
https://www.blacksky.com
/2016/11/14/spaceflight-
industries-shares-first-images-from-blacksky-pathfinder-satellite-claims-
mission-success/ 3 Euroconsult—
Earth Observation
Data & Services Market Report—
13th Edition (page 131) CONFIDENTIAL 18

SATELLOGIC’S VERTICAL INTEGRATION / R&D Vertical integration enables Satellogic to have shorter R&D cycles, go to market quicker and reduce satellite costs by up to 80% vs. competitors1 VERTICAL    INTEGRATION COST REDUCTION $450k bill of materials vs. $10mm    Design, manufacturing and / or for competitors1 integration of every component enables: SHORT R&D CYCLES 3x mass reduction 9-Month R&D development cycle from a typical design 10x cost reduction ADVANTAGEOUS JURISDICTION compared to competitors1 Reduced costs Faster innovation cycle Increased flexibility More launch opportunities 1 Source: Satellogic internal analysis based on publicly disclosed information and management estimates CONFIDENTIAL 19

SATELLOGIC'S ACQUISITION COST PER KM² IS LOWER THAN COMPETITORS



Acquisition cost per KM² (in USD)[1]
$56.07
$52.41
$38.81
$27.45
$0.46
MAXAR
AIRBUS
BLACKSKY
planet
SATELLOGIC
WorldView-4
Pleiades
GEN-2
SkySat
NewSat Mark-V
120x+
110x+
80x+
60x+

Our unmatched unit economics allow Satellogic to deliver the right product at the right price for the right customer.

1 Fully loaded acquisition cost per KM² includes constellation capital expenditures and is based on utilization estimate of 0.6% of available capacity and full constellation of 300 satellites
Source: Satellogic internal analysis based on publicly disclosed information and management estimates

SATELLOGIC
CONFIDENTIAL 20

OUR PATENTED APPROACH IS THE MOST CAPABLE AND AFFORDABLE OPTION






	MAXAR / AIRBUS Large Aperture (e.g. WorldView-4)	BLACKSKY / iSi Spotlight Maneuver (e.g. GEN-2)	planet Multiple image postprocessing (e.g. SkySat)	SATELLOGIC NewSat Mark-V
COST (mm)[1]	$835 [2]	$10 [3]	$10 [4]	<$1
DAILY CAPACITY (km²)	680,000 [5]	29,040 [6]	26,667 [7]	300,000+
ACQUISITION COST (per km²)[8]	$56.07	$38.81	$27.45	$0.46[9]
CONSTELLATION CAPEX (REQUIRED FOR DAILY WORLD REMAPS)[10]	$184bn	$51bn	$54bn	$0.3bn[11]
PROS	More photons Short exposure time	Medium/small aperture Long exposure time	Medium/small aperture Short exposure time	Small aperture Long exposure time
CONS	Big size and mass	Continuous capture not possible; limited capacity	Volume of data limits the capture capacity	-

1 Includes cost of launching
2 https://spacepolicyonline.com/news/enhancedview-news-not-so-rosy-for-geoeye/
3 Due dilligence report Euroconsult - Satellogic (page 57)
4 Euroconsult - Earth Observation Data & Services Market Report - 13th Edition (page 131)
5 https://directory.eoportal.org/web/eoportal/satellite-missions/v-w-x-y-z/worldview-4
6 https://www.blacksky.com/2016/11/14/spaceflight-industries-shares-first-images-from-blacksky-pathfinder-satellite-claims-mission-success/
7 Daily capacity - https://developers.planet.com/docs/data/skysat/#skysat-imagery-products
8 Fully loaded acquisition cost per KM2 includes constellation capital expenditures and is based on utilization estimate of 0.6% of available capacity; Source: Satellogic internal analysis based on publicly disclosed information and management estimates
9 Based on full constellation of 300 satellites
10 Satellogic internal analysis based on publicly disclosed information and management estimates
11 Assumes 300 Mark V satellites at ~$1M each

SATELLOGIC
CONFIDENTIAL 21

SATELLOGIC IS BUILDING A SUPERIOR CAPABILITY OVER EARTH OBSERVATION COMPETITORS RESOLUTION    SUB-METER FREQUENCY    DAILY REMAP PRICING    DYNAMIC At scale, our competitive advantage will allow us to be the first company to deliver high-quality satellite data at near-zero marginal cost.1 Source: Satellogic internal analysis based on publicly disclosed information and management estimates; BlackSky investor presentation and press releases; Planet website and press releases; Maxar Technologies investor presentation and press releases 1 Based on full constellation of 300 satellites CONFIDENTIAL 22

SATELLOGIC HAS A SUPERIOR SUB-METER RESOLUTION PRODUCT TO NEW SPACE COMPETITORS

EVER GIVEN container ship blocking the Suez Canal, Egypt



SATELLOGIC
BLACK SKY
planet

Satellogic received gold medal in the NGA Imagery Olympics[1]

All pictures were downloaded from companies' public twitter posts on March 26, 2021
1 See https://www.satellitetoday.com/imagery-and-sensing/2021/10/08/foreign-players-catch-up-to-us-in-commercial-geoint-competition-official-says/ - "Satellogic, which is based in Argentina, won gold for best multispectral imaging, silver for best hyperspectral imaging, and bronze for EO persistence"

SATELLOGIC CONFIDENTIAL 23

SATELLOGIC’S SUB-METER RESOLUTION PRODUCT HAS A MASSIVE COST ADVANTAGE OVER COMPETITORS EVER GIVEN container ship blocking the Suez Canal, Egypt Image captured by NewSat-16 NEWSAT 1-18 WORLDVIEW-4 PLEIADES-1B Satellite cost: < $1mm Satellite cost:
$835mm1 Satellite cost: $425mm Weight: 38.5 kg Weight: 2,087 kg2 Weight: 940 kg4 Design life: 3-4 years Design life: 7 years2 Design life: 5 years5 (estimated service life: 4-5 years) (estimated service life: 10-12 years)
(estimated service life: 7-8 years) All pictures were downloaded from companies’ public twitter posts on March 26, 2021 1
https://spacepolicyonline.com/news
/enhancedview-news-not-so-
rosy-for-geoeye/ 2 https://directory.eoportal.org/web/eoportal/
satellite-missions/v-w-x-y-z/worldview-4 3
https://spacenews.com/soyuz-launches-
french-pleiades-imaging-satellite/ 4 https://earth.esa.int/web
/eoportal/satellite-missions/p/pleiades 5 https://pleiades.cnes.fr/en/
PLEIADES/index.htm CONFIDENTIAL 24

SATELLOGIC’S DIFFERENTIATORS ARE KEY TO UNLOCKING THE COMMERCIAL MARKET Leveraging substantial competitive advantages in costs and camera technology for a disruptive new business model 10x capture capacity via proprietary camera technology vs. Continuous Emerging competitors1 capture economies of scale 10x work to both CAPEX reduction Large constellation Near Zero through full satellite of satellites in orbit marginal cost consolidate redesign vs. (scale) competitors1 demand and deter competition Scalability and quality assurance through vertical integration Increased Affordable demand Services 1 Source: Satellogic internal analysis based on publicly disclosed information and management estimates CONFIDENTIAL 25

WITH HIGH-RESOLUTION GLOBAL REMAPPING, SATELLOGIC WILL BE THE ONLY COMPANY CAPABLE OF ADDRESSING COMMERCIAL APPLICATIONS[1] AT NEAR ZERO MARGINAL COST

Sub-meter resolution with high-frequency represents an important threshold where significant commercial applications can be harvested

Most applications require <1-meter weekly remaps


RESOLUTION
<1m
5m
10m
Base maps
Tax compliance
Forestry Inventory
Cartography
Pest Detection
Tree Counting
Infrastructure Planning
Infrastructure monitoring
Crop Health Monitoring
Pipeline Monitoring
Tillage Monitoring
Soil monitoring
Urban monitoring
Fire Detection
Irrigation Monitoring
AIRBUS
MAXAR
SATELLOGIC
Exploration
Crop Type Estimation
Yield Prediction
planet
Doves
Landsat / Sentinel
Land Use
Vegetative Indices
Yearly
Monthly
Weekly
Daily
DATA FREQUENCY
Agriculture
Energy
Forestry
Infrastructure


70cm
5m
10m

Satellogic offers sub-meter resolution, which is the sweet spot to access the TAM[2]

1 Based on full constellation of 300 satellites
2 Source: Euroconsult - Earth Observation Report

SATELLOGIC
CONFIDENTIAL 26

SATELLOGIC'S DIFFERENTIATION UNLOCKS A $140B+ COMMERCIAL MARKET OPPORTUNITY[1,2]

The key to unlocking Satellogic's commercial market opportunity is:

- **high resolution,**
- **high frequency, and**
- **at the right price.**



DATA COST
Low
(Cents/km²)
High
(Dollars/km²)
DAILY WORLD REMAPS
WEEKLY WORLD REMAPS
NEAR-TERM OPPORTUNITIES
CURRENT VAS MARKET
CURRENT EO DATA MARKET
$1.9bn[1]
$5.6bn[1]
$39.2bn[1]
$140bn+[1]
DATA FREQUENCY
Low
(Months)
High
(Days)

1 Source: Euroconsult
2 Based on full constellation of 300 satellites

SATELLOGIC
CONFIDENTIAL 27

SATELLOGIC HAS SUCCESSFULLY DEMONSTRATED THE USE OF ITS DATA IN VITAL COMMERCIAL APPLICATIONS

	ENERGY		AGRICULTURE	FORESTRY	INFRASTRUCTURE
					
APPLICATION	Oil Pipeline Monitoring	Oil Field Monitoring	Precision Farming / Food supply chain	Forestry - tree count	Infrastructure planning for renewable energy projects
OVERVIEW	• Major O&G company needed to monitor ~3,000km of pipelines • Monitoring by air biweekly at cost ~$1,200/km	• Major O&G company needed to monitor asset inventory	• Large agriculture company needed to survey ~50k hectares of crops to determine growth, yield levels and time harvesting	• Paper producer needed to map tree cuts and evolution of new plantings	• Solar and wind producer needed to survey locations based on floor risk and quality of infrastructure
OUTCOME	• Using satellites and machine learning, Satellogic demonstrated similar detection capabilities at costs of less than $100/km	• Satellogic pilot demonstrated that its machine learning technology could successfully detect changes	• Satellogic pilot demonstrated high detection capacity and ability to provide additional value-added layers of insight including accurate detection of rapeseed glooms and automated estimation of crop growth with +95% precision	• Satellogic demonstrated that its machine learning technologies could deliver the required insights at fraction of the cost	• Satellogic's machine learning technologies in combination with its satellites demonstrated their ability to give insights on flood zones, relative water depths, flows and terrain mapping
TAM[1]	**$10bn**	**$10-12bn**	**$10-12bn**	**$2bn**	**$4bn**

Satellogic has already completed more than a dozen successful commercial pilots across verticals

1 Source: Euroconsult

SATELLOGIC CONFIDENTIAL 28

SATELLOGIC IS TAPPING INTO COMMERCIAL VERTICAL SOLUTIONS Commercial Opportunity by vertical (billions) $180 Road Monitoring & Taxation Material Detection $140B+ $160 $140 Precision $120 Farming & Supply Chain $100 Oil Pipeline & Forestry Field Monitoring Monitoring $80 $60 Renewable $40 Energy $20 $0 Infrastructure1,2 Energy1 Natural Food Security Cartography / Policy & Total Resources1 & Urban Government1,4 Commercial Sustainability1 Patterns1,3 Opportunity 1 Source: Euroconsult 2 Considers infrastructure monitoring and Telecom & Utilities 3 Considers cartography less infrastructure categories 4 Represents the market for Dedicated Satellite Services (DSC) CONFIDENTIAL 29

30 GUEST SPEAKERS MAJ. GEN. (Retired) CLINT CROSIER Director, Aerospace and Satellite Solutions at Amazon Web Services JIM HOLLIS Co-Founder and COO, Geothermal Technologies; CEO, Wireless Seismic MAJ. GEN. (Retired) ROBERT E. WHEELER Former Deputy Department of Defense CIO for C4 & Information Capabilities SHYAM SANKAR COO, Palantir CONFIDENTIAL

CONFIDENTIAL 31 GUEST SPEAKER MAJ. GEN. (Retired) CLINT CROSIER Director, Aerospace and Satellite Solutions at Amazon Web Services

GUEST SPEAKER JIM HOLLIS Co-Founder and COO, Geothermal Technologies; CEO, Wireless Seismic 32

THE EXPANDING ROLE OF EARTH OBSERVATION INFORMATION ENERGY INDUSTRY MINING INDUSTRY SUSTAINABILITY MANDATE Environment Economic Social SUSTAINABILITY SOCIAL ENVIRONMENTAL ECONOMIC CONFIDENTIAL 33

USE CASES: ENERGY INDUSTRY (LEGACY) Exploration Environmental Baselining and Monitoring Competitive Analysis Supply Chain Optimization CONFIDENTIAL 34

USE CASES: ENERGY INDUSTRY (LEGACY) Exploration Environmental Baselining and Monitoring Competitive Analysis Supply Chain Optimization CONFIDENTIAL 35

USE CASES: ENERGY INDUSTRY (LEGACY) Exploration Environmental Baselining and Monitoring Competitive Analysis Supply Chain Optimization CONFIDENTIAL 36

USE CASES: ENERGY INDUSTRY (LEGACY) Exploration Journey Management Competitor Activity Environmental Baselining and Monitoring Competitive Analysis Water Management Contractors Supply Chain Optimization Production Proppant Management CONFIDENTIAL 37

USE CASES: ENERGY INDUSTRY (EMERGING) Exploration & Location Optimization Environmental Baselining and Monitoring Competitive Analysis CONFIDENTIAL 38

USE CASES: MINING Mineral Exploration Environmental Baselining and Monitoring Competitive Analysis Supply Chain Optimization CONFIDENTIAL 39

USE CASES: SUSTAINABILITY Emission Baselining and Monitoring (future) Carbon Credit Monitoring Biodiversity Analysis CONFIDENTIAL 40

WHY NOW AND WHY SATELLOGIC Cost-effective, high resolution, high revisit, spectr earth observation data needed by industry Cloud-computing handling big data and enabling and Computer Vision) Data Science is now omnipresent and being leveraged by companies of all sizes creating intelligence that is core to their businesses CONFIDENTIAL 41

GUEST SPEAKER MAJ. GEN. (Retired) ROBERT E. WHEELER Former Deputy Department of Defense CIO for C4 & Information Capabilities 42

FULL-MOTION VIDEO IN ACTION CONFIDENTIAL 43

RECENT ANNOUNCEMENTS MATT TIRMAN EMILIANO President, Satellogic KARGIEMAN North America CEO 44

RECENT HIGHLIGHTS SINCE JULY 2021 SATELLOGIC NORTH AMERICA HIGH THROUGHPUT FACILITY SALES AND BOOKINGS $56mm1 5 NEW BOARD MEMBERS2 SAAS PLATFORM (BETA) COLLABORATION 1 Backlog: signed contracts pending product and service delivery 2 New Board members to be elected CONFIDENTIAL 45

SATELLOGIC NORTH AMERICA (SATNA) IS DRIVING USG AND CAN SALES Established to pursue contracts with the US government (USG), the largest buyer of geospatial and EO data in the world, and Canadian government (CAN) Continually growing opportunity pipeline of $50mm+1 Approved subcontractor rates on GSA Advantage Wholly owned subsidiary of Satellogic that was established with USG proxy consideration and Foreign Ownership, Control or Influence (FOCI) mitigation to include separate IT, back office, and personnel controls to ensure the integrity of customer information and data 1 Satellogic internal analysis CONFIDENTIAL 46

MISSION PROVEN SATNA’S DATA IS TESTED AND TRUSTED BY THE DoD Satellogic’s constellation located and tracked Chinese carrier Liaoning (CV-16) in the East China Sea throughout the Global Information Dominance Exercise 3 (GIDE3). Within 3 months, SATNA completed approximately 240 captures across North America and Southeast Asia while also providing exclusive access to archive imagery of high-value maritime locations. CONFIDENTIAL 47

CONFIDENTIAL 48 MISSION CRITICAL SATELLOGIC RECEIVED GOLD, SILVER, AND BRONZE MEDALS IN THE NGA IMAGERY OLYMPICS “The global nature of remote sensing has really taken off.” David Gauthier, NGA GEOINT 2021 Best Multispectral Imaging (MSI) (4+ bands) Best Electro-Optical (EO) Persistence (Avg Revisits) Best Hyperspectral Imaging (HSI) (20+ bands) “Satellogic, which has a constellation of 17 birds in orbit, won ‘gold’ in multispectral imaging.”

TWO NEW MULTI-YEAR DEDICATED SATELLITE CONSTELLATION CUSTOMERS EXPECTED DEDICATED SATELLITE CONSTELLATION (DSC) Satellite-as-a-Service Model Provides governments a unique opportunity to launch a national geospatial imaging program with:    Unprecedented resolution, frequency and cost    No capital outlay    No technical (design, construction, launch) or    operational risks South American Country1 Country in Southeastern Europe 400,000+ km2 28,000+ km2 1 Parties entered into a letter of intent. Definitive agreement subject to negotiation. CONFIDENTIAL 49

SATELLOGIC OFFERING AND PRICE POINT ARE EXPANDING THE EXISTING GOVERNMENT MARKET CIVIL GOVERNMENT BUDGET FOR EO PROGRAMS, 20181 2024 estimated civil government and defense services addressable market for DSC products: ~$1B1 1 Source: Euroconsult CONFIDENTIAL 50

SATELLOGIC HAS INCREASED ITS BACKLOG TO $56MM WITH $2.2BN OF OPPORTUNITIES IN CURRENT PIPELINE

	DISCOVER[1]	QUALIFY[2]	VALIDATE[3]
357 OPPORTUNITIES $2.2bn	205 OPPORTUNITIES	77 OPPORTUNITIES	75 OPPORTUNITIES
SELECT EXAMPLES	• North American D&I customer • North American Energy customer	• APAC D&I customer • APAC Research customer	• Middle Eastern analytics customer • APAC D&I customer • APAC Disaster Response customer

Backlog[4]
$56mm | *$22mm increase from July Investor Presentation*

Near-term Pipeline[5]
$0.8bn

Longer-term Pipeline[6]
$1.4bn

CUSTOMERS

RioTinto, ABDAS[7]

DISTRIBUTORS

European Space Imaging, AMA, Harvest, IAF, esri Partner Network, OGC, SmallSat Alliance, USGIF

1 Discover: opportunities that have been identified at a market level through initial understanding of potential customer's needs
2 Qualify: opportunities that have been discovered & scoped with the potential customer in terms of budget and requirements. Purchase of intent validated
3 Validate: opportunities that have been discovered, qualified and where a strong match between potential customer needs and Satellogic's value proposition has been established. Purchase of intent of Satellogic's services has been established. Service deal has been structured

4 Backlog: signed contracts pending product and service delivery
5 Opportunities within the next 24 months in the EO market
6 Opportunities in greater than 24 months that require a larger satellite constellation
7 ABDAS is a Chinese data analytics company focused on agriculture that is partnered with the provincial government of Henan; the contract provides imagery of the Henan province for agricultural monitoring

SATELLOGIC CONFIDENTIAL 51

COLLABORATION UPDATE Leveraging the AWS Ground Station to quickly Enhancing the power and efficiency of Satellogic’s and cost efficiently scale satellite data acquisition EO capabilities by moving more AI analytics on processes board satellites Delivering data directly to AWS for processing Edge AI will provide customers real-time alerts and and analysis to deliver insights and updates to the ability to take immediate action customers sooner Accelerating the timeline to gain actionable Enhancing customers’ experiences, decreasing insights that translate directly into intelligent data processing times, and optimizing costs decisions CONFIDENTIAL 52

GUEST SPEAKER SHYAM SANKAR COO, Palantir 53

HIRED EVP OF SALES Brian Lantier embodies 23 years of leadership and IT services experience from Tier 1 companies such as Perot Systems, EDS, ACS, HP, CSC, and Unisys. He began his p rofessional life serving five years as a decorated naval officer coordinating global supply chain logistics in the Mediterranean theater; and government procurement for the Office of Naval Intelligence. As a sales leader, he and his teams have an exceptional performance track record; booking over $3 Billion in total contract value. He has established strong industry knowledge selling within Aerospace and Defense, Energy, Financial Services, Manufacturing, High Tech, Chemical, Healthcare, Media and Entertainment, and Transportation verticals. Mr. Lantier graduated with a B.S. degree from the U.S. Naval Academy where he also played Division I lacrosse for a recurrent, national top-10 team. He received his M.S. degree in International Business BRIAN LANTIER Administration from Central Michigan University. CONFIDENTIAL 54

ADDITIONAL MANUFACTURING FACILITY, CAPACITY OF 100 SATELLITES PER YEAR Satellogic selected a site in the Netherlands, in the heart of the space cluster between Rotterdam and Delft The construction of the building at the planned location is expected to be completed by the end of 2021, where the clean room and production lines will be installed Production is planned for 3Q22; satellites to be delivered in 4Q22 Production at full capacity of 25 satellites per quarter is expected to be reached in 1Q23 Initiatives to attract local talent are underway and first interviews of candidates have commenced CONFIDENTIAL 55

AT FULL OPERATIONS, TWO MANUFACTURING PLANTS WITH 124 SATELLITES/YEAR COMBINED CAPACITY 100 satellites per year 24 satellites per year Satellogic High Throughput Plant, Netherlands Satellogic Assembly, Integration & Testing Facility, Uruguay CONFIDENTIAL 56

PROJECT AND TECHNOLOGY ROADMAP Our plan is to continue to increase frequency and resolution towards a live view of planet Earth 2020 2021 2022 2023 2024 2025+ SATELLITES IN ORBIT 13 17 37 111 208 300 SATELLITE CHARACTERISTICS 0.99m 0.77m—0.64m 0.40m 0.30m (GSD RESOLUTION) at 470 km at 600 km—at 500 km at 440 km at 330 km DAILY REVISITS OF ANY 3 4 8 22 40 60 POINT OF INTEREST Government, Commercial Weekly Daily PRODUCT LAUNCHES D&I Platform World Remaps World Remaps CONFIDENTIAL 57

5 NEW BOARD MEMBERS1, BOLSTERING OUR VISION AND GROWTH Jenette E. Ramos Marcos Galperín Bradley Halverson Dr. Dava Newman Tarun Bhatnagar Former SVP of Manufacturing, Supply Chain Co-Founder, Chairman, and CEO Former Group President and Chief Financial Apollo Program Professor of Astronautics at VP of Geo Enterprise Business & Cloud & Operations at Boeing Company Officer of Caterpillar MIT; Former NASA Deputy Administrator Transport Solutions at Google at MercadoLibre Ted Wang Emiliano Kargieman Chairman of the Board of Directors, Satellogic Founder and CEO of Satellogic Partner at Cowboy Ventures 1 New Board members to be elected CONFIDENTIAL 58

ALEPH PLATFORM CONFIDENTIAL 59

HOW WE WIN Satellogic is leveraging its substantial advantage in unit-economics to achieve incremental returns on the supply and demand side TWO SIDED BARRIERS TO ENTRY FOR FUTURE COMPETITORS Economies of scale on the supply side Network effects NEAR-ZERO MARGINAL COST DEMAND CONSOLIDATION TECHNOLOGY & to serve new customers. enabled by the economies of scale. PROCESS INNOVATION Enables SaaS business Customers involvement in model for EO. COST EFFICIENCY training better algorithms. SCALABILITY Archive Continuous daily updates to historical archive. Winner-takes-all, or winner-takes-most market CONFIDENTIAL 60

FINANCIAL OVERVIEW RICK DUNN CFO 61

Daily World Remaps $800 $787 300 $700 250 $600 Weekly World More mapping capacity, Remaps 200 superior pricing power, mm) $500 (USD, $400 150 and a growing satellite $365 Satellites of    constellation expected #    Revenue $300 to result in rapid revenue 100 $200 growth over the near-term. $132 50 $100 $47 $0 $7 $0 0 2020 2021 2022 2023 2024 2025 Revenue Satellites CONFIDENTIAL 62

GO-TO-MARKET STRATEGY While we grow our constellation of satellites to deliver services to the commercial sector, we will continue to deliver for our Government and D&I customers to help finance our growing constellation 17 SATELLITES 60+ SATELLITES 300+ SATELLITES in operation Weekly world remaps Daily world remaps Near zero marginal cost 2020 2021 2022 2023 2024 2025+ GOVERNMENT, D&I LONG-TERM CONTRACTS SATELLITE-AS-A-SERVICE FINANCES CONSTELLATION SAAS SUBSCRIPTION MODEL SELF-SERVICE PLATFORM DATA LAYERS COMMERCIAL CUSTOMERS CURRENT MARKET NEW MARKET OPPORTUNITY CONFIDENTIAL 63

OFFERING PORTFOLIO IMAGERY AI LAYERS DEDICATED SATELLITE HOSTED PAYLOAD CONSTELLATIONS Testing new sensors and Bringing space down to Earth Planetary scale insights Satellite-as-a-Service hardware in orbit CONFIDENTIAL 64

OFFERING PORTFOLIO

Two unique and complementary business segments aimed at positioning the company in the larger information industry and at differentiating ourselves from traditional EO based products

	1 GOVERNMENT, D&I		2 COMMERCIAL CUSTOMERS	
DESCRIPTION	Dedicated constellation of satellites mapping the world		Planetary-scale dataset of affordable high-frequency, high-resolution, EO imagery & data, enabling application-specific solutions fueled by data analytics	
TARGET CUSTOMERS	Governments (Agencies Focused on Defense, Intelligence, Environment, Land Use, Border and Homeland Security)		Existing users of EO imagery and new customers currently priced out of existing offering	
COMPETITIVE POSITIONING	The customer accesses a constellation with no technological risk and no initial investment		Low-end cost, high-volume; unique combination of Multispectral & Hyperspectral Imaging + analytical capabilities	
GO-TO-MARKET STRATEGY	1st Direct sales + RFPs 2nd Partnerships		1st Distributors 2nd Direct and Partnerships 3rd Self-serve automated platform	
FACTS & FIGURES	CURRENT PIPELINE **$2.2bn**	2025 PROJECTED REVENUE **$324mm**	TAM[1] **$140bn+**	2025 PROJECTED REVENUE **$463mm**

1 Source: Euroconsult

SATELLOGIC CONFIDENTIAL 65

FINANCIAL PROJECTIONS ($mm) REVENUE ADJ. EBITDA1 FREE CASH FLOW2 COMMERCIAL PLATFORM DEFENSE & INTELLIGENCE $787 463 $473 $365 139 $258 $197 $132 324 $47 23 226 $49 $0 $7 6 109 $24 7 0 ($17) ($32) ($2) ($12) ($66) ($92) ($114) 0 0 41 2020A 2021E 2022E 2023E 2024E 2025E 2020A 2021E 2022E 2023E 2024E 2025E 2020A 2021E 2022E 2023E 2024E 2025E % GROWTH 546% 181% 177% 115% % MARGIN 37% 54% 60% % CONVERSION3 12% 54% 1 Adj. EBITDA is a non-GAAP measure. See reconciliation of historic measure in Appendix 2 Free cash flow, a non-GAAP measure, is defined as net cash provided by operations less capex 3 % conversion defined as free cash flow / adjusted EBITDA CONFIDENTIAL 66

AT SCALE, SATELLOGIC’S CAPEX BECOMES A DECREASING PERCENTAGE OF REVENUES AND PROFITS ($mm) # SATELLITES IN ORBIT 13 17 37 111 208 300 300 27.7% 13.8% OTHER CAPEX $218 SATELLITE REPLACEMENT CAPEX 20 SATELLITE GROWTH CAPEX $186 $169 23 CAPEX AS A PERCENTAGE OF REVENUE 33 13 $136 19 9 23 176 $63 152 137 0 6 104 $35 56 $9 8 27 0 1 8 0 0 2020A 2021E 2022E 2023E 2024E 2025E 2026E CONFIDENTIAL 67

POWERFUL FINANCIAL MODEL EXPECTED TO DELIVER STRONG REVENUE GROWTH WITH ATTRACTIVE STEADY-STATE MARGINS NET REVENUE GROWTH 200%+ Supported by opening up the commercial market (YEAR OVER YEAR) 2021E-2025E CAGR (weekly remaps in 2022/2023, daily in 2025) 1 60% Significant operating leverage accompanying ADJ. EBITDA MARGIN ACHIEVED BY 2025E growth and scale of the business 50%+ FREE CASH FLOW CONVERSION Attractive free cash flow conversion ratio ACHIEVED BY 2025E CAPITAL EXPENDITURES <15% No significant growth capex required after 2025 (% NET REVENUE) AFTER 2026E despite continued scaling up of revenues 1 Adj. EBITDA is a non-GAAP measure. See reconciliation of historic measure in Appendix CONFIDENTIAL 68

SELECTED PEER VALUATION BENCHMARKING 22.9x 9.9x 5.0x /    EV 3.5x REVENUE 2.7x 2.3x 1.6x SPACE DATA & CATEGORY ECONOMY ANALYTICS / SaaS CREATORS EV / 2024E EV / 2022E Source: Company filings, investor presentations and FactSet as of 11/12/2021. Figures represent medians. CONFIDENTIAL 69

TRANSACTION IS PRICED AT A MEANINGFUL DISCOUNT TO PEER MULTIPLES TRANSACTION VALUE RELATIVE VALUATION SUMMARY OF APPROACH ($ in billions) $5.7 Applied a range of forward multiples to Satellogic’s 2024E and 2025E management forecasted revenue and then discounted back 3 and 4 years, respectively, assuming a 20% discount rate $3.2 $3.8 10 – 15x revenue multiple range informed by Data & Analytics / SaaS and Category ~460% Creators median multiples premium at mid-point $2.1 Multiples applied to 2024E and 2025E revenues given Satellogic’s much higher $0.85 growth potential and ramp to ~60% ~210% Adj. EBITDA1 margin by 2025 premium at mid-point Discounted EV implied by Discounted EV implied by 10.0x – 15.0x 2024E revenue 10.0x – 15.0x 2025E revenue of $365mm of $787mm 1 Adj. EBITDA is a non-GAAP measure. See reconciliation of historic measure in Appendix CONFIDENTIAL 70

TRANSACTION EXPECTED TO FUND BUSINESS PLAN, WITH ADDITIONAL OPPORTUNITIES FOR ACCELERATION AND INCREMENTAL VALUE CREATION THROUGH M&A1 CF Acquisition Corp. V (“CFAC V”) business combination with Nettar Group, Inc. d/b/a Satellogic (“Satellogic”) at a pro forma enterprise value of $850mm TRANSACTION SIZE IN 1 • $250MM CASH TRUST FROM CFAC V 2 • $100MM PIPE VALUATION • $850MM PRO FORMA ENTERPRISE VALUE • IMPLIES HIGHLY ATTRACTIVE VALUATION RELATIVE TO PEERS 1 Assumes no redemptions from CFAC V 2 Includes $33mm from Cantor Fitzgerald (including $10mm forward purchase agreement) and ~$20mm from pre-PIPE funding CONFIDENTIAL 71

SATELLOGIC NOW YOU SEE 72

Q&A 73

CLOSING REMARKS EMILIANO KARGIEMAN CEO 74

APPENDIX    75

INVESTMENT HIGHLIGHTS 1 Vastly superior unit economics for high resolution imagery with remapping capability 2 Massive $140bn+ TAM1 opportunity unlocked by near zero marginal cost structure and SaaS platform 3 Differentiated and proven technology with 17 satellites already in orbit 4 $2.1bn sales pipeline for multi-year long-term contracts 5 Powerful and highly scalable business model 6 Transaction expected to fund business plan, with additional opportunities for acceleration and incremental value creation through M&A2,3,4 1 Source: Euroconsult 2 See page 53 for the financial model 3 Assumes no redemptions from CFAC V 4 Assumes $35mm of transaction expenses CONFIDENTIAL 76

FINANCIAL SUMMARY ($mm) 2020A 2021E 2022E 2023E 2024E 2025E Satellites Launched 13 4 20 87 100 113 Satellites Decommissioned 0 0 0 (13) (3) (21) Satellites in Orbit 13 17 37 111 208 300 Defense & Intelligence revenues 0 7 41 109 226 324 Commercial platform revenues 0 0 6 23 139 463 Total revenues $0 $7 $47 $132 $365 $787 % growth 546% 181% 177% 115% COGS 0 3 7 23 86 194 Gross profit $0 $4 $40 $109 $279 $593 % margin 61% 84% 83% 76% 75% Sales & Marketing 1 7 5 7 13 30 Research and Development 12 21 26 38 49 63 General and Administrative 5 8 11 15 20 27 Operating costs1 $17 $36 $41 $60 $82 $120 Adj. EBITDA2 ($17) ($32) ($2) $49 $197 $473 % margin 37% 54% 60% Cash flow Net cash provided by operations (3) (31) (29) 22 194 476 Less: capex (9) (35) (63) (136) (169) (218) Free cash flow3 ($12) ($66) ($92) ($114) $24 $258 Note: Projections exclude the impact of future acquisitions 1 Net of other operating income and excludes depreciation of satellites and other property and equipment and share-based compensation expense 2 Adj. EBITDA is a non-GAAP measure. See reconciliation of historic measure in Appendix 3 Free cash flow, a noon GAAP measure, is defined as net cash provided by operations less capex CONFIDENTIAL 77

NON-GAAP ADJUSTED EBITDA RECONCILIATION ($000) 2019 2020 Net result for the year (loss) (20,765) (113,926) Plus: Income tax (benefit) expense 83 148 Plus: Finance costs 4,501 7,566 Less: Finance income (398) (79) Less: Other financial income (expense) 112 (597) Plus: Depreciation of satellites and other property and equipment 4,238 3,182 EBITDA ($12,229) ($103,705) Plus: Embedded derivative loss (income) (4,230) 84,224 Plus: Share-based compensation expense 960 1,985 ADJ. EBITDA ($15,499) ($17,497) CONFIDENTIAL 78

SELECTED PEER OPERATIONAL AND VALUATION BENCHMARKING SPACE ECONOMY DATA & ANALYTICS / SaaS CATEGORY CREATORS Average: 292% Average: 30% Average: 28% Median: 294% Median: 28% Median: 29% 498% 304% 373% 294% REVENUE 269% 272% 202% 113% 105% 102% GROWTH 51% 18% 37% 27% 31% 29% 62% 21% 17% 24% 35% 15% 23% 34% 34% 29% ’21-’24E ’21-’23E Average: 44% Average: 10% Average: 17% 87% Median: 36% Median: 6% Median: 18% ADJ. EBITDA 54% 56% 45% 46% 33% 26% 29% 26% 27% MARGIN1 25% 25% 16% 18% 22% 15% 11% 14% N/A 9% 6% 3% 4% 5% N/A 3% ’24E ’23E Average: 7.8x Average: 29.3x Average: 14.4x Median: 3.5x Median: 22.9x Median: 9.9x 75.0x 26.8x 47.1x 40.6x 33.9x 26.9x EV / REVENUE 18.9x 18.9x 16.7x 13.0x 10.2x 6.9x 8.6x 9.4x 9.9x 2.3x 2.7x 5.0x 3.3x 5.4x 3.5x 8.8x 3.2x 1.6x 0.9x 1.6x EV / 2024E EV / 2022E Source: Company filings and FactSet as of 11/12/2021 Note: N/M denotes “not meaningful” due to no available data or negative values CONFIDENTIAL 79

FINAL TRANSACTION STRUCTURE SPAC Target Shareholders Shareholders Satellogic Inc. (BVI) CF Acquisition Nettar Group Inc. Corp. V (dba Satellogic) (Delaware) (BVI) CONFIDENTIAL 80

MANAGEMENT TEAM



EMILIANO KARGIEMAN
CEO & Founder
Co-founded Core Security Technologies, Garage Labs and Aconcagua Ventures



GERARDO RICHARTE
CTO / CISO & Founder
Co-founded Core Security Technologies, and Disarmista; World Bank



RICK DUNN
CFO
PowerTeam Services, ACN, Inc., Trilogy International Partners, Western Wireless International, Grant Thornton LLP



AVIV COHEN
COO & Chief of Staff
Fraud Sciences, PayPal, Core Security Technologies



REBECA BRANDYS
General Counsel
CommScope Inc., Burger King Corporation, US sailing team, Stephenson Harwood



MATT TIRMAN
President, Satellogic North America
Descartes Labs, PlanetRisk Inc., Strategic Social, Accenture, Capgemini



BRIAN LANTIER
EVP of Sales
Unisys, EDS, Computer Science Corporation (DXC), Hewlett Packard



THOMAS VANMATRE
VP of Global Business Development
Maxar, NGA, Awarded the Australian Intelligence Community MedallionGlobal



DANIEL SMULOVITZ
VP of Marketing
Core Security Technologies, Neoris, Samconsult



GUSTAV WENHOLD
VP of Manufacturing Operations
Smiths Detection, Schaeffler



FEDERICO HANSSEN
VP of Manufacturing Capability
Procter & Gamble, Shell Oil, Mondelez



DIONISIO DÍAZ GONZÁLEZ
VP of Satellite Engineering
Mynaric Lasercom, German Aerospace Center



ALAN KHARSANSKY
VP of Mission Operations
Educational Robotics Projects and University Research Labs



LORRI KOHLER
VP of Global Compliance
ACN, Inc., Lenovo, Cisco Systems



JULIA DORMAAR
VP of People
Tesla, Artemis GmbH, Ernst & Young, National Australia Bank, Deutsche Bank



RYAN DRIVER
VP of Corporate Development
Maxar Technologies, KPMG

SATELLOGIC CONFIDENTIAL 81

A HISTORY OF SUCCESS AND TECHNOLOGICAL EVOLUTION OUR FLEET    3 prototypes launched and tested successfully 22 full satellites launched / 17 commercial satellites in orbit 100% successful satellite deployments CubeBug-1 CubeBug-2 BugSat-1 NewSat 1&2 NewSat 3 NewSat 4&5 NewSat 6 NewSat 7&8 NewSat 9-18 NewSat 19-22 Mark I Mark II Mark III Mark IV-A Mark IV-A/B Mark IV-B/C Mark IV-E Capitan Beto Manolito Tita Fresco & Batata Milanesat Ada & Mariam Hypatia Sophie & Marie Alice, Caroline, Rosalind, Grace, Cora, Dorothy, Elisa & Sofya Emmy, Hedy, Katherine, Lise, Mary & Vera April 2013 November 2013 June 2014 June 2017 February 2018 September 2020 January 2020 November 2020 June 2021 CONFIDENTIAL 82

GLOBAL FOOTPRINT



HIGH THROUGHPUT PLANT
Rotterdam
SOLUTIONS
Barcelona
BUSINESS DEVELOPMENT + SALES
Beijing
FINANCE
Charlotte
BUSINESS DEVELOPMENT + SALES
Miami
PRODUCT DELIVERY PLATFORM
Tel Aviv
DEVELOPMENT TEAM
Córboba
SATELLITE R&D + MISSION OPERATIONS
Buenos Aires
MANUFACTURING AND ASSEMBLY
Montevideo

300+ EMPLOYEES

SATELLOGIC
CONFIDENTIAL 83